                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              IVC INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    45070M101
                                 (CUSIP Number)

                                 Gary J. Knauer
                        American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 March 19, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 45070M101

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  American Claims Evaluation, Inc.
                  EIN #11-2601199

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                           (a) ____
                                           (b) ____

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
             N/A

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF         7)   SOLE VOTING POWER
SHARES                            None
BENEFICIALLY      8)   SHARED VOTING POWER
OWNED BY                          None
EACH              9)   SOLE DISPOSITIVE POWER
REPORTING                         None
PERSON WITH       10)  SHARED DISPOSITIVE POWER
                                  None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  None

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

     American Claims Evaluation, Inc. ("American Claims") hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 22, 1999, as amended by Amendment No. 1 filed with the SEC on February 9, 2000 and as further amended by Amendment No. 2 filed with the SEC on May 25, 2000 and as further amended by Amendment No. 3 filed with the SEC on July 27, 2000 and as further amended by Amendment No. 4 filed with the SEC on October 6, 2000 (the "Schedule") as follows:

     This This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of IVC Industries, Inc., a Delaware corporation (the "Company").

Item 5. Interest in Securities of the Issuer.

     Items Items 5(a)-(c) On December 20, 2001, the Company and Inverness Medical Innovations, Inc. ("Inverness") executed a definitive merger agreement (the "Merger Agreement") providing for a merger of a wholly-owned subsidiary of Inverness with and into the Company (the "Merger"). The Merger Agreement provided, among other things, that each stockholder of the Company would receive $2.50 in cash for each share of Common Stock that the stockholder owned, except for certain of the principal stockholders of the Company and stockholders exercising statutory appraisal rights.

     On March 19, 2002, the Merger was consummated. As a result of the Merger, American Claims ceased to beneficially own any shares of Common Stock of the Company.

     Item 5(e). As a result of the Merger, American Claims ceased to be the beneficial owner of more than 5% of the Common Stock of the Company.

     Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2002


                                       AMERICAN CLAIMS EVALUATION, INC.



                                       By: /s/ Gary J. Knauer
                                          ----------------------------------
                                           Gary J. Knauer
                                           Treasurer, Secretary and
                                           Chief Financial Officer



                                       4